SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

ANNIE’S, INC.

(Name of Subject Company)

ANNIE’S, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

John M. Foraker

Chief Executive Officer

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copies to:

Julie M. Allen, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-2900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Annie’s, Inc., a Delaware corporation (“Annie’s”), on September 22, 2014, as amended and supplemented by Amendment No. 1 filed with the SEC on October 2, 2014 and Amendment No. 2 filed with the SEC on October 6, 2014 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of Common Stock at a purchase price of $46.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2014 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO originally filed by General Mills and Purchaser with the SEC on September 22, 2014, as amended and supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph as the last paragraph in the section captioned “Arrangements with General Mills and Purchaser”:

“Letter Agreement

On October 9, 2014, Purchaser, General Mills, General Mills Maarssen Holding, Inc. and Annie’s entered into a letter agreement (the “Letter Agreement”), pursuant to which Annie’s consented to the transfer by General Mills of its interest in Purchaser to General Mills Maarssen Holding, Inc., a Delaware corporation and indirect wholly owned subsidiary of General Mills. The Letter Agreement did not modify or otherwise affect the obligations of General Mills or Purchaser under the Merger Agreement. This summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit (e)(25) hereto and is incorporated herein by reference.”

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by amending and restating the section captioned “Certain Litigation” to read as follows:

“On September 11, 2014, Gregory Stone filed a class action lawsuit in the Superior Court of the State of California, County of Alameda, purportedly on behalf of the stockholders of Annie’s against Annie’s and its directors, alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price and by allegedly failing to take steps to maximize the sale price of Annie’s. The complaint seeks to enjoin the Merger, other equitable relief and money damages. A similar complaint was filed on September 12, 2014 by Ashley Pratte and Donna Weiss, also in the Superior Court of the State of California, County of Alameda. On September 25, 2014, Maxine Phillips filed a class action in the Court of Chancery of the State of Delaware, purportedly on behalf of the stockholders of Annie’s against Annie’s, its directors, General Mills and Purchaser alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price by failing to take steps to maximize the sale price of Annie’s and by failing to disclose material information necessary for stockholders to make an informed decision as to whether to tender their shares and that Annie’s, General Mills and Purchaser colluded in or aided and abetted such breaches. Like the California complaints, the Delaware action seeks to enjoin the Merger, other equitable relief and monetary damages. Similar to the previously filed complaints, this action seeks to enjoin the Merger, other equitable relief and monetary damages. On October 3, 2014, a similar complaint was filed by Leslie Portnoy in the Superior Court of the State of California, County of Alameda. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). Annie’s believes that these suits lack merit and intends to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.”

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented with the following:

“(e)(25)	Letter agreement, dated October 9, 2014, among Annie’s, Inc., General Mills, Inc., General Mills Maarssen Holding, Inc. and Sandy Acquisition Corporation (incorporated by reference to Exhibit (d)(7) to Amendment No. 3 to the Schedule TO of Sandy Acquisition Corporation, General Mills, Inc. and General Mills Maarssen Holding, Inc., filed with the SEC on October 9, 2014).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANNIE’S, INC.
Dated: October 9, 2014

	By:	/s/ John M. Foraker
Name: John M. Foraker
Title: Chief Executive Officer